

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 25, 2008

Mr. Michael Timms
CEO, President and Chairman
Australian Forrest Industries
4/95 Salmon Street Port Melbourne,
Victoria, Australia, 3207

> **Re:** **Australian Forrest Industries**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Schedule 14C dated January 12, 2007**
> **File No. 0-25909**

Dear Mr. Timms:

We issued comments to you on the above captioned filing(s) on August 8, 2006 and January 27, 2007, respectively. As of the date of this letter, these Comments remain outstanding and unresolved. We expect you to contact us by April 8, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 8, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letter and response letter relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Maureen Bauer at 202-551-3237 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies